UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ANNIE’S, INC.

(Name of Subject Company (Issuer))

GENERAL MILLS, INC.

SANDY ACQUISITION CORPORATION

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

03600T104

(CUSIP Number of Class of Securities)

Louis B. Lambert

Associate General Counsel

General Mills, Inc.

Number One General Mills Boulevard

Minneapolis, Minnesota 55426

(763) 764-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael A. Stanchfield

Jonathan L.H. Nygren

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 S. Seventh Street

Minneapolis, Minnesota 55402

(612) 766-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$837,066,416.00	$107,814.15

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 18,197,096 shares of common stock, $0.001 par value per share, of Annie’s, Inc. (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 17,196,020 Shares issued and outstanding, (ii) 824,997 Shares issuable upon the exercise of outstanding options, (iii) 78,399 Shares issuable upon the exercise of outstanding restricted stock units and (iv) 97,680 Shares issuable upon the exercise of outstanding performance share units (assuming achievement of the applicable performance metrics at the target level by the holder of each performance share unit)), multiplied by (b) the offer price of $46.00 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of September 19, 2014, the most recent practicable date. The transaction value calculation does not take into account the effect of (i) any cash received or deemed received by the issuer in connection with the exercise of any outstanding equity awards or (ii) the actual results of the applicable performance metrics, which will limit the number of shares issuable upon settlement of performance share units.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $128.80 per $1,000,000 of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Sandy Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of General Mills, Inc., a Delaware corporation (“General Mills”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Annie’s, Inc., a Delaware corporation (“Annie’s”), at a price of $46.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 22, 2014 (the “Offer to Purchase”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Annie’s Inc., a Delaware corporation. Annie’s principal executive offices are located at 1610 Fifth Street, Berkeley, California, 94710. Annie’s telephone number at such address is (510) 558-7500.

(b) This Schedule TO relates to the issued and outstanding Shares of Annie’s. According to Annie’s, as of September 19, 2014, there were an aggregate of (i) 17,196,020 Shares issued and outstanding, (ii) outstanding options to purchase 824,997 Shares, (iii) outstanding restricted stock units, payable on a one-for-one basis, with respect to 78,399 Shares and (iv) 97,680 Shares issuable upon the exercise of outstanding performance share units (assuming achievement of the applicable performance metrics at the target level by the holder of each performance share unit).

(c) The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

This Schedule TO is being filed by Purchaser and General Mills. The information set forth in Section 9—“Certain Information Concerning Purchaser and General Mills” in the Offer to Purchase and in Schedule A of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 9, 10 and 11—“Certain Information Concerning Purchaser and General Mills,” “Background of the Offer; Contacts with Annie’s” and “Purpose of the Offer and Plans for Annie’s; Merger Agreement and Other Agreements” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 6, 7 and 11—“Price Range of Shares; Dividends,” “Possible Effects of the Offer; NYSE Listing; Exchange Act Registration” and “Purpose of the Offer and Plans for Annie’s; Merger Agreement and Other Agreements” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

The information set forth in Sections 9 and 11—“Certain Information Concerning Purchaser and General Mills” and “Purpose of the Offer and Plans for Annie’s; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Introduction” and Sections 10, 11 and 16—“Background of the Offer; Contacts with Annie’s,” “Purpose of the Offer and Plans for Annie’s; Merger Agreement and Other Agreements” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in Sections 9, 10 and 11—“Certain Information Concerning Purchaser and General Mills,” “Background of Offer; Contacts with Annie’s” and “Purpose of the Offer and Plans for Annie’s; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Sections 11, 13 and 15—“Purpose of the Offer and Plans for Annie’s; Merger Agreement and Other Agreements,” “Conditions of the Offer” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(4) Not applicable.

(a)(5) The information set forth in Section 15—“Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated September 22, 2014

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Press Release issued by General Mills on September 8, 2014 (1)

(a)(5)(B)	Form of Email Sent to Sales Employees of General Mills (2)

(a)(5)(C)	Article on General Mills website (3)

(a)(5)(D)	General Mills earnings conference call slides and audio transcript (4)

(a)(5)(E)	Form of summary advertisement, published September 22, 2014 in The Wall Street Journal

(a)(5)(F)	Press Release issued by General Mills on September 22, 2014

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of September 8, 2014, by and among Purchaser, General Mills and Annie’s (5)

(d)(2)	Tender and Support Agreement, dated as of September 8, 2014, by and among Purchaser, General Mills and certain stockholders of Annie’s

(d)(3)	Founder’s Content Agreement, dated September 8, 2014, among Annie Withey, Annie’s and General Mills

(d)(4)	Retention Agreement, dated September 8, 2014, among John M. Foraker, Annie’s and General Mills (6)

(d)(5)	Confidentiality Agreement, dated as of June 19, 2014, by and between General Mills and Annie’s

(d)(6)	Letter Agreement by and between General Mills and Annie’s, dated September 5, 2014

(g)	Not applicable

(h)	Not applicable

(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by General Mills on September 8, 2014
(2)	Incorporated by reference to Exhibit 99.1 to the Schedule TO filed by General Mills and Purchaser on September 9, 2014
(3)	Incorporated by reference to Exhibit 99.1 to the Schedule TO filed by General Mills and Purchaser on September 10, 2014
(4)	Incorporated by reference to Exhibit 99.1 to the Schedule TO filed by General Mills and Purchaser on September 17, 2014
(5)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Annie’s on September 8, 2014
(6)	Incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Annie’s on September 8, 2014

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2014	GENERAL MILLS, INC.

	By:	/s/ Louis B. Lambert
	Name:	Louis B. Lambert
	Title:	Associate General Counsel

SANDY ACQUISITION CORPORATION

	By:	/s/ Louis B. Lambert
	Name:	Louis B. Lambert
	Title:	Authorized Person

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 22, 2014

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Press Release issued by General Mills on September 8, 2014 (1)

(a)(5)(B)	Form of Email Sent to Sales Employees of General Mills (2)

(a)(5)(C)	Article on General Mills website (3)

(a)(5)(D)	General Mills earnings conference call slides and audio transcript (4)

(a)(5)(E)	Form of summary advertisement, published September 22, 2014 in The Wall Street Journal

(a)(5)(F)	Press Release issued by General Mills on September 22, 2014

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of September 8, 2014, by and among Purchaser, General Mills and Annie’s (5)

(d)(2)	Tender and Support Agreement, dated as of September 8, 2014, by and among Purchaser, General Mills and certain stockholders of Annie’s

(d)(3)	Founder’s Content Agreement, dated September 8, 2014, among Annie Withey, Annie’s and General Mills

(d)(4)	Retention Agreement, dated September 8, 2014, among John M. Foraker, Annie’s and General Mills (6)

(d)(5)	Confidentiality Agreement, dated as of June 19, 2014, by and between General Mills and Annie’s

(d)(6)	Letter Agreement by and between General Mills and Annie’s, dated September 5, 2014

(g)	Not applicable

(h)	Not applicable

(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by General Mills on September 8, 2014
(2)	Incorporated by reference to Exhibit 99.1 to the Schedule TO filed by General Mills and Purchaser on September 9, 2014
(3)	Incorporated by reference to Exhibit 99.1 to the Schedule TO filed by General Mills and Purchaser on September 10, 2014
(4)	Incorporated by reference to Exhibit 99.1 to the Schedule TO filed by General Mills and Purchaser on September 17, 2014
(5)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Annie’s on September 8, 2014
(6)	Incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Annie’s on September 8, 2014